GALIANO GOLD ANNOUNCES AWARD OF MINING CONTRACT
AND PROVIDES AN UPDATE ON THE RECOMMENCEMENT OF
MINING AT THE ASANKO GOLD MINE

Vancouver, British Columbia, June 30, 2023, Galiano Gold Inc. ("Galiano" or the "Company") (TSX: GAU; NYSE American: GAU) is pleased to announce the Company has awarded a mining contract as it progresses towards the resumption of hard rock mining operations in the fourth quarter at its Asanko Gold Mine (the "AGM"), located in the Asankrangwa gold belt in Ghana. The AGM is a 50/50 Joint Venture ("JV") with Gold Fields Ltd., which is managed and operated by Galiano. All figures are stated in US dollars unless otherwise stated.

The Company published the details of a new life of mine plan on March 28, 2023. The report titled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022 (collectively the "2023 Technical Report") describes an 8.5-year mine life with a robust after-tax net present value at a 5% discount rate of $343 million (using $1,700 per ounce gold). Annual gold production approximately doubles from the 2023 guidance of 100,000 - 120,000 ounces to 250,000 ounces per year from 2025.

A competitive tender process was conducted and a preferred contractor was selected by the JV partners to resume mining operations at the AGM. The contract scope includes the mining of multiple deposits as described in the 2023 Technical Report, with Abore scheduled to start in the fourth quarter of 2023 and higher-grade mill feed expected in the second quarter of 2024. In order to realize productivity and scheduling benefits while offsetting the impact of current inflationary pressures, the mining fleet at Abore and Miradani North has been optimized to utilize 100 ton haul trucks.

Work continues at the JV level to identify and execute on additional optimization opportunities and further reducing expected operating costs. An aggressive exploration program is underway at the AGM's tenements, with the goal of delineating additional resources at known deposits, while also exploring green fields targets on the large 476 km2 and highly prospective land package.

"I am proud to be in a position to report on the technical progress our teams have accomplished, which includes reaching alignment with our Joint Venture partner on the awarding of a mining contract to re-start mining", stated Matt Badylak, Galiano's President & CEO. "Galiano remains on track to deliver on the Life of Mine Plan described in the 2023 Technical Report, and we look forward to establishing the AGM as a significant Ghanaian gold mine, averaging nearly 220,000 ounces per year over an 8.5 year mine life."

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano Gold Inc., is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, located in Ghana, West Africa, jointly owned with Gold Fields Ltd. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Krista Muhr

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the operating plans for the AGM under the JV between the Company and Gold Fields; timing of recommencement of mining and pit sequencing; planned and future drilling programs; anticipated production guidance. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; risks associated with the Company ceasing its mining operations during 2023; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; risks related to information systems security threats; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

Source: Galiano Gold Inc.